EXHIBIT 4.2

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, par value $0.01 per share (the “Common Stock”) of Kforce Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934.

Description of Common Stock

The following description of the Common Stock, related provisions of the Company’s Amended and Restated Articles of Incorporation (the “Articles”) and Amended and Restated Bylaws (the “Bylaws”) and applicable Florida law is qualified in its entirety by, and should be read in conjunction with, the Articles, the Bylaws, and applicable Florida law.

Authorized Capital Stock

The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock and 15,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). There are no shares of Preferred Stock currently outstanding.

Common Stock

Fully Paid and Nonassessable

All of the outstanding shares of the Company’s Common Stock are fully paid and non-assessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of Common Stock are not entitled to cumulate votes for the election of directors.

Dividends

Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the members of the board of directors of the Company (the “Board”) out of funds legally available therefor.

Right to Receive Distributions Upon Liquidation, Dissolution or Winding Up of the Company

In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any Preferred Stock then outstanding.

No Preemptive or Similar Rights

The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Certain Anti-Takeover Effects

General

Provisions of the Company’s Articles and Bylaws are intended to enhance continuity and stability in our Board and in our policies, but may have the effect of delaying or preventing a change in control or making it more difficult to remove incumbent management, even if such transactions could be beneficial to the interests of shareholders. A summary description of these provisions follows:

Classified Board

Pursuant to the Company’s Articles, the Company has a staggered board of directors. The Company’s Articles provide that our Board is divided into three classes. At each of our annual meetings of shareholders, the successors of the class of directors whose term expires at the meeting of shareholders will be elected for a three-year term, one class being elected each year by our shareholders.

EXHIBIT 4.2

Authority to Issue Preferred Stock

Our Board may issue, without shareholder approval, up to 15,000,000 shares of Preferred Stock, and fix the rights and preferences thereof, without a further vote of the shareholders, which may prevent a takeover.

Other Provisions of Our Articles and Bylaws

The Articles also provide that directors may only be removed for cause and upon the affirmative vote of two-thirds of the voting interest of shareholders entitled to vote. The Articles also contain advance notice requirements by shareholders for director nominations and other actions to be taken at annual meetings. The Articles and Bylaws also grant our Board the power to adopt, amend or repeal the Bylaws. These provisions of the Articles and the Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. In addition, certain of our officers and managers have employment agreements containing certain provisions that call for substantial payments to be made to such employees in certain circumstances upon a change in control.

The Articles also contain a “fair price” provision, which is intended to ensure that the consideration paid by an acquiror in certain transactions involving the Company that follow a successful tender offer must be no less than the highest consideration offered pursuant to the tender offer. Among other things, such transactions must be approved by: (i) the holders of at least 80% of our outstanding Common Stock; and (ii) the holders of a majority of our outstanding Common Stock other than the interested shareholder.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Transfer Agent

The transfer agent for the Common Stock is Computershare Trust Company, N.A.

Listing

The Company’s Common Stock is listed on the New York Stock Exchange under the trading symbol “KFRC.”